EMI

RECEIVED

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

12th February, 2007.

Attn: Filing Desk - Stop 1-4

07021269

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th February 2007, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 9th February 2007, advising that EMI Group plc has appointed Sly Bailey as Senior Independent Director, succeeding John Gildersleeve who recently became Chairman of EMI Group, and;

(b) an announcement, dated 12th February 2007, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiary companies have increased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th February 2007, held shares or financial investments in 42,729,006 voting rights, being 5.34% of the available voting rights.

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

B

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

dlw 2/27

Enc.

EMI

EMI APPOINTS SLY BAILEY AS SENIOR INDEPENDENT DIRECTOR

LONDON, 9 FEBRUARY 2007 -- EMI Group plc has appointed Sly Bailey as Senior Independent Director, succeeding John Gildersleeve who recently became Chairman of EMI Group.

Currently the Chief Executive of the UK's largest newspaper publisher, Trinity Mirror, Bailey has been a Non-Executive Director of EMI since April 2004. She will now also chair EMI's Remuneration Committee.

Bailey, who is 45, has had a distinguished career in the media and publishing industry. Since February 2003 she has been chief executive of Trinity Mirror which has a portfolio of over 500 media brands, including over 260 newspapers and 300 websites, and employs around 11,000 people across the UK.

Between 1989 and 2003 Bailey held a number of executive positions with IPC Media, the largest consumer magazine company in the UK, and led its sale to AOL Time Warner in 2001. She joined the company's board in 1994 and became Chief Executive in 1999. Bailey began her career in 1984 as a sales executive with The Guardian newspaper before moving to The Independent newspaper in 1987.

Bailey is also a director of The Press Association, is the president of NewstrAid, a charity for the newspaper distribution and retail industry, and is a board member of the NSPCC Stop Organised Abuse Appeal.

-ENDS-

Enquiries:

Amanda Conroy, tel: 020 7795 7529
Richard O'Brien, tel: 020 7795 7447
at EMI Group, London.
www.emigroup.com

VIA PR NEWSWIRE DISCLOSE

ER 07/24

Regulatory News Service

12th February, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Deutsche Bank AG London, in a letter dated 9th February 2007 and received by fax on 12th February 2007, that Deutsche Bank AG and its subsidiary companies have increased their holdings such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th February 2007, held shares or financial investments with 42,729,006 voting rights, being 5.34% of the available voting rights.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

RECEIVED

2007 FEB 23 A 11:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

14th February, 2007.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th February 2007, I enclose one copy of the following item that the Company has issued to the Regulatory News Service:

(a) a News Release, dated 14th February 2007, announcing that EMI Group plc has revised its expectations for the performance of its recorded music division for the financial year ending 31st March 2007 and now expects the division's revenue for the period to decline by around 15% at constant currency compared to the prior year, based on its current assumptions for the music market.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 07/25

14 February 2007

EMI Group plc

EMI Group announces a revision to its expectations for the performance of its recorded music division for the financial year ending 31 March 2007. It now expects the division's revenue for the period to decline by around 15% at constant currency compared to the prior year, based on its current assumptions for the music market.

This revision to expectations is as a result of the continued and accelerating deterioration in market conditions in North America where, in the calendar year to date, the physical music market as measured by Soundscan has declined by 20%. This unprecedented level of market decline has led to an exceptionally high level of product returns. Consequently, the net sell-through on EMI Music's current releases and catalogue has been lower than anticipated and, given the level of returns, the negative impact on gross margin has been higher than normal. As a result of these factors, EMI now believes that profits for the year ending 31 March 2007 will be significantly below current market expectations.

EMI Music Publishing continues to perform in-line with expectations.

This current challenging market environment reinforces EMI's decision to re-focus and restructure the business for the future. To date, good progress is being made with the restructuring initiatives announced on 12 January 2007, and the Group is on track to deliver £110m of cost savings in full and on time.

EMI Group will provide a trading update on 18 April 2007 and will report its results for the financial year ended 31 March 2007 on 23 May 2007.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Pippa Strong	Investor Relations	+44 20 7795 7681

BRUNSWICK GROUP LLP

Patrick Handley		+44 20 7404 5959

END